FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 25, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

May 25, 2004

PAN AMERICAN COMPLETES SUCCESSFUL DEBENTURE CONVERSION

AND REPAYS ALL ITS BANK DEBT

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that  its conversion offer to holders of its 5.25% convertible debentures has resulted in conversion of approximately $85.4 million or 99% of the $86.25 million of debentures.

Pan American has also prepaid the $9.5 million La Colorada construction loan from the International Finance Corporation. The early repayment of this loan and the Huaron loan repaid in April will eliminate Pan American’s bank debt and save the Company approximately $500,000 in annual net interest expense. The Company remains in excellent financial condition with $120 million in cash and only $.85 million in outstanding convertible debentures.

According to the Company’s Chairman, Ross Beaty, “I am very pleased that we have completed the debenture conversion so successfully and have eliminated our bank debt. All of our silver mines are generating positive cash flow and our balance sheet has never been in better condition. We will continue to implement our aggressive growth plans to solidify our position as the world’s pre-eminent silver mining company.”

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

-end-

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: May 25, 2004

(signed) Brenda Radies___________ Vice President, Corporate Relations